UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

Opus Tower A, 1002, Business Bay
Dubai, United Arab Emirates
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Update on material information following the events on December 27, 2023

Appointment of a Judicial Guardian over Brooge Petroleum and Gas Investment Company FZE on December 27, 2023

Brooge Energy Limited (“BEL”) is presently unable to verify the accuracy of the report on Form 6-K issued on December 29, 2023. Additionally, the identity of the purported Judicial Guardian or alternative class of United Arab Emirates (UAE) Court appointee over Brooge Petroleum and Gas Investment Company FZE (“BPGIC FZE”) has not been disclosed to BEL.

As of yet, BEL has not been provided with a copy of the UAE Court Order or additional details concerning the appointment of a Judicial Guardian over BPGIC FZE, as referenced in the report on Form 6-K issued by BEL on December 29, 2023.

Subsequent to the occurrences on December 27, 2023, the Board of Directors of BEL have been denied access to electronic records held at the executive offices of BEL in Dubai. Consequently, any decision-making connected to BPGIC FZE and the operating entities since December 27, 2023 has transpired without the supervision and oversight of the Board of Directors of BEL, or its Interim CEO and CFO. In relation to BEL, certain actions, including the filing of the report on Form 6-K issued on December 29, 2023, were taken and certain communications to third parties were made by individuals that did not hold the requisite authority to take such actions or make such communications on behalf of BEL and did so without approval of the Board of Directors of BEL or full approval of the Office of the CEO. BEL is actively engaged in efforts to reassert its oversight role and safeguard shareholder value.

Notice of claim owed by BPGIC to Al Brooge International Advisory – Sole Proprietorship LLC

On January 3, 2023, BEL received at its registered office, a copy of the notice that was addressed to and served on BPGIC FZE on December 19, 2023, regarding a claim and demand for payment within 5 days of USD130 million plus interest at 12% from November 15, 2022 owed by BPGIC FZE to Al Brooge International Advisory – Sole Proprietorship LLC. However, no further information has been provided to BEL regarding the nature of the claim, and no supporting documents evidencing the validity of the claim have been provided to BEL. BEL considers the claim to be without merit.

BEL is unable to verify whether the alleged claim is related to the appointment of a Judicial Guardian over BPGIC FZE or otherwise.

BEL Directors under investigation by UAE authorities

On January 5, 2024, a member of the Board of Directors of BEL was temporarily detained by authorities in the UAE in connection with alleged offences relating to BPGIC FZE. Investigations in relation to alleged offences relating to BPGIC FZE by both directors of BEL and the sole executive officer of BEL are ongoing. BEL believes that no offences occurred and the complaints submitted to the authorities causing these investigations are without merit.

Termination of Mr. Saif Alhazaimeh as member of the CEO Office

On January 2, 2024, the Board of Directors of BEL terminated Mr. Saif Alhazaimeh from his role as member of the Office of the CEO. Mr. Alhazaimeh no longer holds any role or powers of any kind at BEL. Mr. Alhazaimeh was never recorded as an officer of BEL in the official Register of Directors and Officers maintained by BEL’s registered office.

Termination of Mr. Alvaro Benevides as Corporate Legal Secretary

On January 3, 2024, the Board of Directors of BEL terminated Mr. Alvaro Benevides from his role as Corporate Legal Secretary. Mr. Benevides no longer holds any role or powers of any kind at BEL. Mr. Benevides was never recorded as an officer of BEL in the official Register of Directors and Officers maintained by BEL’s registered office.

Termination of Mr. Faisal El Saied Selim as Chief Marketing Officer

On January 3, 2024, the Board of Directors of BEL terminated Mr. Faisal El Saied Selim from his role as Chief Marketing Officer. Mr. Selim no longer holds any role or powers of any kind at BEL.

Interim CEO of BEL

As a result of the termination of Mr. Alhazaimeh, Mr. Paul Ditchburn is the sole remaining member of the Office of the CEO and as such, now serves as Interim Chief Executive Officer and continues to hold the role as Chief Financial Officer of BEL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: January 17, 2024	By:	/s/ Alexander Lawson
		Name:	Alexander Lawson
		Title:	Director of the Board